Mail Stop 4561

      August 1, 2007

H. Kerr Taylor
REITPlus, Inc.
8 Greenway Plaza, Suite 1000
Houston, Texas  77046

RE:	REITPlus, Inc.
Amendment No. 1 to Form S-11 filed July 20, 2007
File No. 333-143415

Dear Mr. Taylor:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Risk Factors, page 2

1. We note your response to comment 6. However, we reissue the comment in part. Please include a summary risk factor that addresses the fact that you will only acquire properties that the sponsor has passed on and has not decided to allocate to competing programs.

Our Structure, page 4

2. Please revise the structure chart to disclose ownership percentages.

Compensation to Our Advisor and its Affiliates, page 5

3. We note your response to comment 9. We do not agree that the amount of the acquisition cannot be estimated at this time. The maximum amount available for investment has already been estimated on page 33 and your target leverage ratio is disclosed on page 42. For purposes of estimating the fee you may assume a blend of acquisitions and developments that are consistent with your investment policies.

Risk Factors, page 13

The current market to purchase real estate..., page 21

4. We note your response to comment 20; however we reissue the comment in part. Please expand your disclosure to explain the relationship of high acquisition prices, low capitalization rates and dividend yields.

Executive Compensation, page 47

5. We note your response to comment 23. Please revise the disclosure to address any reimbursement obligation for property management personnel where the advisor already receives property management fees. In addition, please provide us an analysis of the circumstances in which you expect that personnel costs will be reimbursed. Please explain how you will allocate the personnel costs of your officers between their other responsibilities to the advisor and their responsibilities that are already covered by advisor fees.

Table VI

6. We note your response to comment 37. However, Table VI continues to be included in the prospectus. Please remove this table from the prospectus.


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yolanda Crittendon, Staff Accountant at 202-551-3472 or Cicely LaMothe, Accounting Branch Chief, at 202-551-
3413
if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	Rosemarie Thurston, Esq. (via facsimile)



H. Kerr Taylor
REITPlus, Inc.
August 1, 2007
Page 1